EXHIBIT 1

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ESCELSA LOGO                                          Vitoria, November 26, 2002



To the Holders of the 10% Senior Notes due 2007 of Espirito Santo Centrais Eletricas S.A., - Escelsa:



We refer to the EDP - Electricidade de Portugal, S.A. ("EDP") announcement of November 20, 2002 concerning the launch of a cash tender offer and consent solicitation relating to any and all of the 10% Senior Notes due 2007 of Espirito Santo Centrais Eletricas S.A. - Escelsa (the "Notes" and "ESCELSA", respectively), the purpose of which is to acquire all of ESCELSA's outstanding Notes, in an amount of US$430.96 million, and to carry out the deletion of substantially all the protective covenants and related default provisions in the Indenture of the Notes. ESCELSA is indirectly controlled by EDP.

Additionally, we refer to Rule 14(e)(2) of the Securities and Exchange Act of 1934, that requires ESCELSA to take a position with respect to the tender offer of the Notes.

Although a successful tender offer of the Notes and the deletion of substantially all the protective covenants and related default provisions in the Indenture, is ultimately a positive change to ESCELSA, ESCELSA does not consider it appropriate to give an opinion with respect to its controlling shareholder's investment decisions by recommending that investors tender their Notes. Therefore, as required by Rule 14(e)(2), ESCELSA hereby informs the Holders of the Notes that (i) it expresses no opinion as to whether or not investors should tender their Notes; and (ii) it is remaining neutral with respect to the tender offer of the Notes.

                              Sergio Pereira Pires
             Chief Financial Officer and Investor Relations Director



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